Faegre & Benson LLP 2200 Wells Fargo Center 90South Seventh Street Minneapolis, Minnesota 55402-3901

June 23, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561
Attention:              Mr. Brad Skinner
                                Accounting Branch Chief

Re:                           Stellent, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 14, 2005
Form 8-K Furnished February 7, 2006
File No. 000-19817

Ladies and Gentlemen:

On behalf of Stellent, Inc. (the “Company”), for which we are acting as counsel, we are pleased to submit this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in the letter dated June 9, 2006 from Mr. Skinner to Robert F. Olson, Chairman of the Board, President and Chief Executive Officer of the Company, on the above-referenced matters. For convenience, each of the staff’s consecutively numbered comments is set forth herein, followed by the Company’s response.

Form 10-K for the Year Ended March 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 14

1.                                       Your response to prior comment number 5 from our letter dated March 20, 2006 indicates, in part, that “in future filings, when identifying two or more sources as factors that contributed to a material change in results of operations, the Company will continue to list the sources in the perceived order of magnitude and will look for opportunities to quantify individual effect of multiple factors to the extent possible and meaningful.”

Your response also identifies various factors which you appear to believe preclude you from providing quantification of the extent to which various factors impacted you[r] reported results.

With respect to the Optika acquisition, we note that there may be factors such as cross-selling that may impact the degree of precision with which you can quantify the impact on your revenue. However, these factors do not appear to be sufficient to preclude a reasonably accurate quantification of the impact. In this regard, it appears that you should be able to quantify, with reasonable precision, the amount of revenue you derived from the sale of Optika products.

With respect to the two seven-figure contracts, it appears inconsistent to identify those contracts as significant factors contributing to the change in revenue from period to period while at the same time asserting that quantifying the impact of those contracts would be misleading.

With respect to the other items identified in your response, you indicate that there is no way to quantify the precise impact of each factor. Given this, it is not clear how you were able to establish, with any degree of objectivity, a basis for your perceptions as to whether, and to what extent, these factors materially impacted you reported results.

Please note that Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” An analysis of changes in line items is required where material and where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. Quantification should be as precise, including use of dollar amounts or percentages, as reasonably practicable.

Please note that in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006, the Company has quantified to the extent reasonably practical the magnitute of contribution of each of two or more factors where necessary to an understanding of material changes in year-to-year in financial statement line items. Such quantification includes material changes from fiscal 2005 to fiscal 2006 as well as from fiscal 2004 to fiscal 2005.

With respect to the Optika acquisition, the integration of Optika goes well beyond cross-selling. Prior to the acquisition, Optika’s customers generally were required to acquire third-party software, such as that of the Company to run with the Optika software. Very quickly after the acquisition, the Optika technology was integrated with the Company’s technology to such an extent that there no longer were, and there no longer are, separate Optika products. Similarly, the former Optika sales force was quickly integrated into the Company’s sale force and began selling the Company’s integrated products.

The Company acquired Optika on May 28, 2004, and the Company’s results of operations for the fiscal year ended March 31, 2005 included the former Optika operations for ten months of the year. The Company has a high degree of confidence that the acquisition of Optika, which had revenues of $19.9 million in the calendar year prior to acquisition, and the integration of Optika’s operations with the Company’s prior operation were the largest causes of the Company’s increase in revenues of $31.0 million from fiscal 2004 to fiscal 2005. However, the Company maintains that it cannot calculate the magnitude of the impact of the acquisition on revenues with sufficient precision to attribute a dollar amount to that impact.

With respect to the seven-figure contracts, the Company has quantified the aggregate amount of OEM seven-figure license transactions in fiscal year 2006 and fiscal year 2005.

With respect to items identified as contributing to a change but not subject to reasonably precise measurement, the example originally cited in the Company’s response letter dated March 31, 2006 continues to be relevant. The example cited was disclosure in the Company’s Form 10-K for fiscal 2005 that, “The increase in revenues was due to a increase in revenue for services due to a larger base of installed products and an increased reliance by our customers to use our Consulting services personnel to implement our software.”  The Company reached the conclusion that its customers were increasing their reliance on the Company’s consulting services personnel to implement its software based on the reports of its field personnel of their observation about general trends in the number of third-party consultants and customer personnel being used for software implementation. However, the Company has no basis measuring the magnitude of this trend.

Not every phenomenon that can be observed objectively can be measured, at least not with the limited resources available to the Company. The Company has no means to query its customers about the extent to which they historically have used third-party consultants, their own personnel and software vendor personnel to implement software and how those trends have changed over time and then to model the financial impacts of those changes in trends on the Company. Nevertheless, the Company’s personnel, through close contact with a broad spectrum of clients, can develop an objective sense of trends in the extent to which various personnel are being used for software implementations. The Company believes that it should use such information in explaining changes in its operating results even if it cannot objectively measure the magnitude of the impact of a particular cause. If the Company is limited to discussing only those changes in its operations that can be objectively measured, the result will be less meaningful disclosure to investors, not more. Investors would be deprived of the very type of information that the Company uses to manage its operations.

2.                                       We note your response to our prior comment 6 where you indicate that although the Company did not explain the steps it intended to take to improve gross profit on services in the Form 10-K, disclosure was made in a subsequent Form 10-Q. The intent of the Staff’s prior comment was for the Company to explain how you considered Section III.B.3 of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 in determining whether a forward-looking statement regarding your expectation of gross profit on services was appropriate in your Form 10-K.

Section III.B.3 of Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, says, in part:

Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the:

•                  consideration of financial, operational and other information known to the company;

•                  identification, based on this information, of known trends and uncertainties; and

•                  assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations.

The Company assessed the information known to it at the time it filed the Form 10-K about the historical trends of the margin on its services revenues. Consistent with its understanding of the requirements of Section III.B.3 of Release No. 33-8350 to disclose known trends, the Company made the following statement with regard to the historical trends related to the margin on its services revenues:

The decrease in the gross profit dollars and percentage in service revenues was due to an increase in personnel related costs and the Optika acquisition. We have not integrated the consulting services operations of Optika with our primary consulting services operations. Our utilization of our consulting services personnel from Optika was lower than anticipated.

The Company then, consistent with its understanding of the requirements of Section III.B.3 of Release No. 33-8350 to assess whether a trends will have, or is reasonably likely to have, a material impact on the Company’s liquidity, capital resources or results of operations, evaluated the trend causing reduced gross margins on service revenues and determined that it was not likely to continue. Accordingly, the Company made the following forward-looking statement regarding its expectations for margins on services:

We anticipate that our cost of consulting and training services as a percentage of total consulting and training revenue will decrease in fiscal year 2006 as we believe that we can improve utilization of the combined service departments of Stellent and Optika.

The Company felt the forward-looking statement was appropriate, consistent with Section III.B.3 of Release No. 33-8350, because it was reasonably confident that the historical trend with regard to declining services margins would not continue due to implementation of management’s action plans to improve service resource utilization. The Company notes that margins on services did indeed improve from 1% in fiscal 2005 to 7% in fiscal 2006.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Business Combinations, page 64

3.                                       Your response to prior comment number 7 from our letter dated March 20, 2006 indicates, in part, that value of the technology-based intangible assets acquired as part of the Optika acquisition was determined using the relief from royalty method. Please explain to us how you concluded that the value determined through use of the relief from royalty method served as a surrogate for ownership fair value. Explain to us how you considered the different rights and rewards inuring to you as an owner of the developed technology as compared to a licensee.

The “relief from royalty” method is a common technique used in the valuation of intangible assets and intellectual property. Specifically, it is based on the assumption that the owner of intangible property is “relieved” from paying a royalty to obtain its use. The technique is a permutation of the income approach in which a royalty rate (multiplied by the forecasted royalty base) is used to calculate an income stream attributable to the subject asset. Thus, the income stream calculated using the royalty becomes a surrogate for the economic benefit attributable to the intangible asset. The capitalization of that income stream becomes the indication of value.

In the current instance, the “relief from royalties” method was considered to be the most applicable approach in valuing the subject developed software. Historically, the Company has derived a significant portion of its revenue from the licensing of its developed software products, as opposed to the sale of prepared software products. Thus, the Company would be in the position of licensing software products from Optika, if such products were to be used in the Company’s line of business. This being the case, the conclusion was made that the acquired software would continue to be licensed as opposed to being packaged/sold in the future. This assumption led to the selection of the relief from royalty technique used in the valuation.

4                                          We note that your royalty rate was based on actual royalty rate transactions from the valuation firm’s database. Please explain to us how the actual transactions were selected from the database. Describe how these transactions were comparable to the developed technology that you acquired. Please tell us about any non-comparable elements and explain how you considered these non-comparable elements in your analysis.

In applying the relief from royalty technique, due diligence was performed in selecting an applicant royalty rate for application to the Company’s projected revenue streams from the licensing of the developed software.

The method to estimate the arm’s-length royalty rate involved identifying actual licensing transactions for software related to the subject developed software. To conduct its search, the valuation firm used the services of RoyaltySource.com. RoyaltySource, a division of AUS Consultants, has been investigating and tracking royalty rate information from arm’s-length licensing transactions for over 15 years. AUS Consultants is also the publisher of Licensing Economic Review, a monthly journal that reports the financial details, including royalty rates, associated with intellectual property transactions.

The valuation firm’s initial search identified over 100 transactions involving the licensing of software, which were deemed applicable to the licensing of the acquired developed software. Considerable effort was performed in selecting licensing agreements which included terms that afforded full rights of ownership to the licensee and insured full economic benefits of ownership. In addition, licensing agreements were disqualified based on product, market and end-user characteristics associated with the licensed software products.

This data indicated a range of 10.0% to 50.0% for royalty rates with a median royalty rate of 20.0% (rounded). Therefore, utilizing this actual market transaction data method, the valuation firm and the Company concluded that a royalty rate of 20.0% represents an appropriate arm’s-length charge for the use of the acquired developed software.

5                                          We note your response to prior comment number 8 from our letter dated March 20, 2006 and your conclusion that your universal content management software and your content components software are part of a family of similar technology related to the enterprise content management market. While these products may represent similar technology for a common market, this appears to be an overly broad characterization for purposes of SFAS 131, par 37. In this regard, we note that the business and MD&A sections of your 10-K include extensive discussion of your universal content management and content components software as separate products or groups of products. Additionally, we note that your universal content management software and your content components software are marketed to different groups of customers under different license terms. Finally, your MD&A indicates that these products or groups of products have had differing, material impact on your results of operations. In view of these considerations, it appears that separate disclosure of revenue from external customers for your content management software and content components software is required by SFAS 131, par 37.

In accordance with the requirements of SFAS 131, par 37, the Company reports revenues from external customers for the following groups of similar products and services:  Product Licenses, Services and Post-Contract Support. The amounts of revenues reported for these three groups of similar products and services are based on the financial information used to produce the Company’s general-purpose financial statements.

The Company’s content filtering and conversion software is an element of its universal content management software. The universal content management software generally is sold with content filtering and conversion software in an unified, single-price software package. However, the content filtering and conversion software element of the universal content management software also is made available to OEM customers, and occasionally to end-user customers. The content filtering and conversion software element of the universal content management software is not a product that is distinct from the Company’s other software products. Rather, it is a part of the Company’s suite of software products that is distributed through a sales channel that is sometimes separate from the rest of the Company’s software license revenues.

The Company acknowledges that portions of the disclosure in Item 1 - Business and of the disclosure in Item 7 - Management’s Discussion and Analysis of Financial Conditions and Results of Operation in its Annual Report on Form 10-K for the year ended March 31, 2005 may have led to the inference that there was a content component software product that was distinct from its universal content management software. However, that disclosure was a combination of outdated descriptions, tracing back to when the Company originally acquired the content filtering and conversion elements in 2000, and misuse of descriptions that sounded like products when discussing sales channels. The Company was more careful in the disclosure in its Annual Report on Form 10-K for the year ended March 31, 2006 to clarify that filtering and conversion are elements of its universal content management software and to refer to OEM customers as one of the Company’s sales channels.

 The Company reports its revenues in its three primary product families. In fiscal 2006, those primary product families represented 46% (product licenses), 22% (services) and 32% (post-contract support) of the Company’s total revenues. The Company respectfully submits that subdividing the product licenses product family further, even if possible, would contribute little to enhancing investor understanding of the Company or its operations. The Company generally manages its operation based on the performance of its primary product families, not based on the performance of individual sub-elements of those product families. Moreover, it is not entirely clear that the Company could accurately parse out revenues from external customers for the content filtering and conversion software element of the universal content management software from the overall revenues from external customers for its universal content management software. The Company tracks revenues from external customers for the content filtering and conversion software element when it is licensed to OEM customers as a separate element. However, when the content filtering and conversion software element is licensed to end-user customers as a part of the Company’s universal content management software, it is not priced or invoiced separately, even though such licenses represent revenues from external customers. If, because of the inability to separate end-user revenues for the content filtering and conversion software element of the Company’s universal content management software from the other elements of the Company’s universal content management software, the Company were required to report only the external OEM revenues related to the content filtering and conversion software element of its universal content management software, investors may be misled about the importance of the content filtering and conversion software element relative to the Company’s integrated universal content management software.

Form 8-K filed February 7, 2006

6.                                       We have considered your response to prior comment number 2 from our letter dated March 20, 2006 and do not concur with your conclusions regarding your presentation of a full non-GAAP statement of operations. In this regard, we note that the adjusted or “non-GAAP”, column of your presentation purports to represent a non-GAAP income statement which, outside of Article 11, is not appropriate. Additionally, we believe that the information content you appear to wish to convey can be provided in a manner that does not include the presentation of a full non-GAAP statement of operations. In view of these considerations, we believe your presentation of a full non-GAAP statement of operations is not appropriate and should be removed.

The Company notes your comment. Based on this comment, and those noted below, in future earnings releases, the Company will discontinue the presentation of the type of non-GAAP financial measures that it had included in prior earnings releases. The Company continues to believe that the non-GAAP financial measures that it previously presented provided useful information to investors, and it regrets that investors will lose access to such information. The Company respectfully notes that Exhibit 99 to its Form 8-K filed February 7, 2006 represents the actual earnings release that was issued by the Company on February 7, 2006. Accordingly, Exhibit 99 could not be amended and remain what it purports to be.

7.                                       Your response to prior comment number 2 includes discussion of the reasons why you believe the adjustment related to the Optika acquisition are appropriate and useful to investors. We note that this information is more detailed than corresponding disclosure provided in your Form 8-K filed May 11, 2006. With respect to the adjustments related to the Optika acquisition, explain to us how you considered including disclosure similar to that provided in your response in your Form 8-K.

The Company provided information in its press release dated May 11, 2006 furnished as Exhibit 99 to its Form 8-K furnished to the SEC on May 11, 2006 regarding the adjustments for the expenses in question related to the Optika acquisition in footnote 3 to  the schedule regarding the Impact of Non-GAAP Adjustments on Reported Net Income (Loss) for the three months ended March 31, 2006 and March 31, 2005, footnote 4 to the schedule regarding the Impact of Non-GAAP Adjustments on Reported Net Income (Loss) for the twelve months ended March 31, 2006 and March 31, 2005 and the last sentence of the second paragraph following the schedules regarding the Impact of Non-GAAP Adjustments on Reported Net Income. The Company considered the disclosure it had provided in its response letter to your original comments and concluded that a more general version of that information would be more accessible to readers of its press release. As noted in response to Comment 6 above, in future earnings releases, the Company will discontinue the presentation of the type of non-GAAP financial measures that it had included in prior earning releases.

8.                                       Your response to prior comment number 4 from our letter dated March 20, 2006 indicates, in part, that your non-GAAP measures generally approximate your cash flow generation more closely than the most directly comparable GAAP financial measures. We note that your Form 8-K filed May 11, 2006 includes similar disclosure. Given your stated belief that your non-GAAP measures are useful in evaluating cash flows, it appears that you consider the measures to be liquidity measures. As a result, the measures should be reconciled to cash flow from operations, which is the most directly comparable GAAP financial measure. Separately please note that per share measures of liquidity are not appropriate. See Item 10(e)(i)(B) of Regulation S-K and the answer to question 10 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As noted in response to Comment 6 above, in future earnings releases, the Company will discontinue the presentation of the type of non-GAAP financial measures that it had included in prior earning releases.

9.                                       We note your response to prior comment number 4, as well as the disclosure you have provided in regarding the non-GAAP measures presented in your press release furnished in the Form 8-K filed May 11, 2006. The disclosure regarding the non-GAAP measures you have provided appears overly general and does not provide sufficient meaningful disclosure regarding each of the non-GAAP measures you have presented. For example, we note that non-GAAP cost of revenue and non-GAAP gross profit include a single adjustment, while non-GAAP income (loss) from operations and non-GAAP net income (loss) include several different adjustments. Given the differences in the non-GAAP measures presented, as well as the differences in the adjusting items included in the non-GAAP measures, we do not believe a single, generalized discussion adequately addresses the disclosures identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As noted in response to Comment 6 above, in future earnings releases, the Company will discontinue the presentation of the type of non-GAAP financial measures that it had included in prior earning releases.

10.                                 The fifth paragraph of the press release furnished in the Form 8-K filed May 11, 2006, as well as the explanatory disclosure accompanying your non-GAAP presentation, indicates that your non-GAAP adjustments exclude non-cash charges and restructuring and other unusual charges. Clarify for us which specific adjustments relate to unusual items. Also, explain your basis for concluding that the underlying items are unusual. For each item, indicate whether the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years.

The adjustments that the Company considers unusual are the expenses related to footnote 2 (litigation costs regarding the final settlement of a shareholders’ lawsuit), footnote 4 (write-down of impaired fixed assets),  footnote 5 (restructuring charge), footnote 6 (restructuring charge) and footnote 7 (write-down of equity investments) to the schedule regarding the Impact of Non-GAAP Adjustments on Reported Net Income (Loss) for the three months ended March 31, 2006 and March 31, 2005 and the expenses related to footnote 2 (litigation costs regarding the final settlement of a shareholders’ lawsuit), footnote 3 (acquisition-related sales, marketing and other costs associated with the acquisition of Optika), footnote 5 (write-down of impaired fixed assets),  footnote 6 (restructuring charge), footnote 7 (restructuring charge) and footnote 8 (write-down of equity investments) to the schedule regarding the Impact of Non-GAAP Adjustments on Reported Net Income (Loss) for the twelve months ended March 31, 2006 and March 31, 2005. The Company’s basis for concluding that the underlying items are unusual is that they represent events that do not occur every quarter and they represent events that the

Company believes are relatively isolated (in the case of the shareholder lawsuit, the write-down of impaired fixed assets and the write-down of  equity investments) or the result of a strategic management decision (in the case of the restructuring charges and the acquisition-related costs).

The Company supplementally advises you that the Company currently does not anticipate that the litigation costs, write-down of fixed assets, acquisition-related sales and marketing expenses or write-down of equity investments are reasonably likely to recur within two years. The Company supplementally advises you that there was not a similar charge in the prior two years for the write-down of fixed assets and the acquisition-related sales and marketing expenses. The Company supplementally advises you that there were charges in one or more of the prior two years similar to the charges for litigation costs, write-down of equity investments and restructuring charges. The Company notes that in accordance with the express terms of Instruction 2 to Item 2.02 of Form 8-K, the requirements of paragraph (e)(ii)(B) do not apply to Form 8-K.

11.                                 We note your response to our prior comment 2. The Staff continues to question whether your non-GAAP measures, which exclude material costs of acquiring the Optika revenue stream, comply with Item 100(b) of Regulation G.. In this regard, disclosure of operating results without regard to whether revenues were generated organically or through acquisition could be misleading to investors.

As noted in response to Comment 6 above, in future earnings releases, the Company will discontinue the presentation of the type of non-GAAP financial measures that it had included in prior earning releases.

If you have any questions regarding this letter, or if you require additional information, please contact me by telephone (612) 766-8929 or by fax at (612) 766-1600.

Very truly yours,

/s/ Gordon S. Weber
Gordon S. Weber

Enclosure

cc:           Robert F. Olson
                Darin P. McAreavey
                Greg Steiner
                David Edgar